FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Santiago Announces First Half and Second Quarter 2006 Earnings

•	Net income increased 29.4% YoY in the second quarter of 2006 and totaled Ch$80,345 million (Ch$0.43 per share and US$0.81/ADR).

•	Core revenue growth drives earnings in the quarter. Net interest income increases 19.3% and fee income expands 24.6% YoY as the Bank continued to gain market share in key products and services.

•	Better earnings mix enhances margins. Net interest margin increases 10 basis points to 5.0% in 2Q 2006 compared to 2Q 2005.

•

Total loans increase 3.9% QoQ and 18.3% YoY. Consumer loans grow 30.3%, residential mortgage loans increase 25.5% and lending to SMEs expands 31.1% YoY. Market share in consumer lending was up 60 basis points QoQ and mortgage lending market share increase 30 basis points since March 2006.

•

Record low efficiency ratio of 35.9% in 2Q 2006 compared to 39.1% in 2Q 2005 and 38.3% in 1Q 2006. The Bank continues to improve productivity, which has helped to finance investments in the distribution network.

•

Sound asset quality. Past due loans decrease 27.3% YoY. The ratio of past due loans to total loans reaches 0.79% in 2Q 2006 compared to 1.29% in 2Q 2005. Provision expense increases in line with growth of consumer lending activities.

•	Net income increased 24.7% in 1H 2006 compared to 1H 2005 and totaled Ch$144,779 million (Ch$0.77/share and US$1.46/ADR). Growth was led by a 20.4% increase in core revenues.

•	ROAE was 26.6% in 1H 2006 compared to 23.2% in 1H 2005. The efficiency ratio improved to 37.0% compared to 40.4% in 1H 2005.

•	Moody’s upgrades the Bank’s credit risk ratings. Deposit rating upgraded to A2 and senior bonds to A1. These are the best ratings for a Latin American bank.

Investor Relations Department	1
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

Santiago, Chile, August 3, 2006. Banco Santander Santiago (NYSE: SAN) announced today its unaudited results for the second quarter of 2006. These results are reported on a consolidated basis in accordance with Chilean GAAP1,2 in nominal Chilean pesos.

Net income increased 29.4% in the second quarter of 2006 compared to 2Q 2005 (hereinafter YoY) and totaled Ch$80,345 million (Ch$0.43 per share and US$0.81/ADR).  Core revenues (net interest income and fees) increased 20.2% YoY as the Bank continued to gain market share in key products and services. ROE in the quarter reached 28.7% compared to 25.7% in 2Q 2005.

Net interest income grew 19.3% YoY driven by higher margins and strong loan growth. The better earnings mix resulted in a higher net interest margin, which increased 10 basis points to 5.0% YoY. In the quarter, total loans increased 3.9% QoQ and 18.3% YoY. Total market share in lending to individuals, as defined by the Superintendence of Banks, was 25.8% as of June 2006, increasing 50 basis points QoQ. Consumer loans expanded 7.4% QoQ and 30.3% YoY. Market share in consumer lending was 26.3% as of June 2006, increasing 60 basis points QoQ. Residential mortgage lending increased 5.7% QoQ and 25.5% YoY. Market share in residential mortgage lending reached 25.4% as of June 2006, increasing 30 basis points since March 2006.

Net fee income increased 24.6% YoY. The Bank continues to expand its client base and product usage, especially in retail banking. The total number of clients increased 11.7% YoY to 2.36 million. In 2Q 2006 fees from checking accounts increased 43.9% and fees from lines of credit rose 72.7% YoY. Credit card fees increased 34.3% YoY. Assets under management increased 18.5% YoY driving the 8.1% YoY growth in asset management fees.

The efficiency ratio (total costs / operating income) reached a record low of 35.9% in 2Q 2006 improving from 39.1% in 2Q 2005 and 38.3% in 1Q 2006.  Despite the increase in commercial activity, the Bank continues to improve productivity, which has help to fund investments in the distribution network. The Bank has the lowest efficiency ratio among the leading banks in Chile and Latin America.

Asset quality remained sound in the quarter. The consolidated ratio of required reserves over total loans, which measures the expected loss of the loan portfolio, was 1.30% as of June 2006 compared to 1.36% as of March 2006 and 1.78% in 2Q 2005. Past due loans in 2Q 2006 decreased 11.8% QoQ and 27.3% YoY. The ratio of past due loans to total loans reached 0.79% in 2Q 2006 compared to 0.93% in 1Q 2006 and 1.29% in 2Q 2005.  Total net provisions increased 79.7% YoY and decreased 14.6% QoQ. Total provisions and charge-offs (excluding recoveries) increased 47.1% YoY in line with the 30.3% and 31.0% YoY increase in consumer loans and lending to SMES, respectively. 2Q 2005 provision expense was the lowest achieved by the Bank since 2002.

1

Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Santiago involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank’s control. Accordingly, the Bank’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank’s filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

2	The Peso/US dollar exchange rate as of June 30, 2006 was Ch$547.31 per dollar. All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

Net income increased 24.7% in the first half of 2006 compared to 1H 2005 and totaled Ch$144,779 million (Ch$0.77/share and US$1.46/ADR). Growth was led by a 20.4% increase in core revenues. The Bank’s ROAE in this period reached 26.6% compared to 23.2% in 1H 2005. The efficiency ratio improved to 37.0% compared to 40.4% in the same period. The ROAE for the Chilean banking system in the same period was 17.7% and the efficiency ratio reached 51.0%. The Bank’s net income growth rate was 2 times that of the Chilean financial system in the aggregate in 1H 2006 compared to 1H 2005.

Banco Santander Santiago	Quarter			Change %

(Ch$ million)	2Q 2006	1Q 2006 (reclassified)	2Q 2005 (reclassified)	2Q 2006/2005	2Q / 1Q 2006

Net interest income	173,249	125,889	145,255	19.3%	37.6%
Fees and income from services	39,767	38,330	31,905	24.6%	3.7%
Core revenues	213,016	164,219	177,160	20.2%	29.7%

Total provisions, net of recoveries	(21,760)	(25,471)	(12,109)	79.7%	(14.6)%
Gains losses on financial transactions	9,541	23,310	(1,109)	—%	(59.1)%
Other operating income, net	(9,133)	(7,770)	(4,528)	101.7%	17.5%
Operating expenses	(76,626)	(68,917)	(67,146)	14.1%	11.2%
Net operating income	115,038	85,371	92,268	24.7%	34.8%
Income before income taxes	96,659	77,311	74,378	30.0%	25.0%
Net income	80,345	64,434	62,101	29.4%	24.7%

Net income/share (Ch$)	0.43	0.34	0.33	29.4%	24.7%
Net income/ADR (US$)[1]	0.81	0.67	0.59	36.9%	20.2%

Total loans	11,153,070	10,736,973	9,431,261	18.3%	3.9%
Customer funds	10,825,913	10,234,278	9,339,425	15.9%	5.8%
Shareholders’ equity	1,084,985	1,151,586	956,435	13.4%	(5.8)%

Net interest margin	5.0%	3.9%	4.9%
Efficiency ratio	35.9%	38.3%	39.1%
Return on average equity[2]	28.7%	22.8%	25.7%
PDL / Total loans	0.79%	0.93%	1.29%
Coverage ratio of PDLs	163.1%	145.2%	137.6%
Risk index[3]	1.30%	1.36%	1.78%
BIS ratio	12.2%	14.3%	13.4%
Branches	367	361	327
ATMs	1,443	1,395	1,225
Employees	7,782	7,583	7,383

1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Annualized Quarterly Earnings / Average Equity.
3.	Total reserve for loan losses / Total loans

NEW ACCOUNTING STANDARDS AND RE-CATEGORIZATION OF LINE ITEMS

As of June 2006, and following the guidelines of the Superintendency of Banks, SBIF, new accounting standards have been adopted in line with International Accounting Standards. A re-categorization of certain line items in the balance sheet and income statement was also introduced. With these changes, 1H 2006 and 2Q 2006 figures are not entirely comparable to previous results reported by the Bank. 1H 2005, 2Q 2005 and 1Q 2006 figures have been re-categorized under the new format adopted for 1H and 2Q 2006 in order to make them more comparable.

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

This involved re-categorizing line items, but not adopting the new changing accounting criteria. The new format permits a better comparison of 2006 and 2005, especially net interest income (now clear of foreign exchange effects and the results of derivatives), foreign exchange transactions and the mark-to-market of securities.

At the end of this report is a summary of these changes.

INTEREST EARNING ASSETS

Solid retail loan growth: market share in lending to individuals increases 50 bp QoQ to 25.8%

Interest Earning Assets	Quarter ended,			% Change

(Ch$ million)	June 30, 2006	March 31, 2006	June 30, 2005	June 2006/2005	June / March 06

Commercial loans	4,006,219	3,958,263	3,379,584	18.5%	1.2%
Consumer loans	1,590,374	1,480,355	1,220,740	30.3%	7.4%
Residential mortgage loans*	2,516,791	2,381,434	2,005,792	25.5%	5.7%
General purpose mortgage loans**	184,484	229,005	261,293	(29)%	(19)%
Foreign trade loans	671,886	589,509	577,044	16.4%	14.0%
Leasing	720,424	694,733	571,878	26.0%	3.7%
Factoring	162,901	161,714	53,850	202.5%	0.7%
Other outstanding loans	34,118	12,190	119,470	(71)%	179.9%
Contingent loans	1,030,589	933,590	935,155	10.2%	10.4%
Interbank loans	146,725	195,798	184,657	(21)%	(25)%
Past due loans	88,559	100,382	121,798	(27)%	(12)%

Total loans	11,153,070	10,736,973	9,431,261	18.3%	3.9%

Total financial investments	1,565,034	1,439,286	1,429,724	9.5%	8.7%

Total interest-earning assets	12,718,104	12,236,959	10,860,985	17.1%	3.9%

*

Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda).

**	Includes general purpose mortgage loans backed by mortgage bonds (letra de crédito fines generales) and other commercial mortgage loans (préstamos hipotecarios endosables para fines generales).

In 2Q 2006 total loans increased 3.9% QoQ with strong growth in high yielding products. Consumer loans expanded 7.4% QoQ and 30.3% YoY. Market share in consumer lending was 26.3% as of June 2006, increasing 60 basis points QoQ. Residential mortgage lending increased 5.7% QoQ and 25.5% YoY. Market share in residential mortgage lending reached 25.4% as of June 2006, increasing 30 basis points since March 2006.

As part of its strategy to improve profitability and the use of capital, the Bank has reduced its market share among corporate clients while continuing to increase its activities with Middle-market companies and, specially, SMEs. Leasing and factoring loans increased 3.7% and 0.7%, respectively QoQ led by an increase in demand from SMEs.  Commercial loans increased 1.2% QoQ and 18.5% YoY, led by an increase in lending to SMEs offset by a decline in commercial lending to relatively low yielding corporate clients.  The 14.0% and 10.4% QoQ increase in foreign trade and contingent loans was due in part to the translation gains produced by the 2.6% QoQ depreciation of the Chilean peso against the dollar. Market share in lending to companies, as defined by the Superintendence of Banks, decreased 50 basis points QoQ to 21.4%. Total loan market share reached 22.8% as of June 2006.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

Rising Market share in Retail lending

Market share evolution	Share %	QoQ Chg. (bp)	YoY Chg. (bp)

Loans to Individuals	25.8	+50	+80

Consumer	26.3	+60	+60

Mortgage	25.4	+30	+80

Loans to companies*	21.4	-50	-60

Total Loans	22.8	-20	-20

Source: Superintendence of Banks, unconsolidated figures
*	Includes loans to SMEs, middle-market and corporates

Loans by business segment*	Quarter ended,			% Change

(Ch$ million)	June 30, 2006	March 31, 2006	June 30, 2005	June 2006/2005	June / March 06

Santander Banefe	541,900	514,790	434,742	24.6%	5.3%
Middle/upper income	4,069,807	3,856,865	3,305,448	23.1%	5.5%

Total loans to individuals	4,611,707	4,371,655	3,740,190	23.3%	5.5%

SMEs	1,604,724	1,494,802	1,223,618	31.1%	7.4%

Total retail lending	6,216,431	5,866,457	4,963,808	25.2%	6.0%

Institutional lending	196,268	183,052	154,948	26.7%	7.2%

Middle-Market & Real estate	2,249,668	2,125,214	1,899,395	18.4%	5.9%

Corporate	1,310,135	1,427,656	1,293,519	1.3%	(8.2)%

*	Excludes contingent loans and interbank loans

Retail lending increased 6.0% QoQ and 25.2% YoY, led by good growth in lending to individuals and SMEs. Loans to individuals increased 5.5% QoQ and 23.3% YoY. Banco Santander Santiago was the fastest growing bank in lending to individuals in 1H 2006. Market share in lending to individuals increased 50 basis points QoQ to 25.8%.

Santander Banefe’s loan portfolio expanded 5.3% QoQ and 24.6% YoY. Installment consumer lending led growth in this segment, increasing 8.7% QoQ. Residential mortgage lending in this segment grew 4.7% QoQ.

Loans to middle and upper income individuals increased 5.5% QoQ and 23.1% YoY. Loan growth in this segment was led by an 8.0% QoQ rise in installment consumer loans, a 4.3% increase in credit card loans and a 5.8% rise in mortgage lending. This was partially offset by the 15.9% QoQ decrease in past due loans.

Loans to SMEs increased 7.4% QoQ and 31.1% YoY. Loan growth in this segment was driven by a 12.6% QoQ increase in leasing and an 8.3% QoQ increase in commercial lending. The Bank is placing a larger emphasis on expanding its presence among SMEs due to the strong economic indicators that favor growth in this attractive segment.

Lending to the middle market segment increased 5.9% QoQ and 18.4% YoY. Growth was led by a 7.7% QoQ increase in commercial loans. Foreign trade loans also increased 6.8% QoQ in this segment. This was partially offset by the 17.7% QoQ decrease in past due loans.

Investor Relations Department	5
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

Total loans in relatively low yielding corporate banking decreased 8.2% QoQ and increased 1.3% YoY. This decline was led by a 12.3% decrease in commercial loans offset by rises in foreign trade loans, which benefited from the appreciation of the dollar against the peso in the quarter.

CUSTOMER FUNDS

Solid growth of customer funds. The Bank’s credit risk ratings upgraded by Moody’s

Funding	Quarter ended,			Change %

(Ch$ million)	June 30, 2006	March 31, 2006	June 30, 2005	June 2006/2005	June / March 2006

Non-interest bearing deposits	2,367,554	2,217,928	2,537,313	(6.7)%	6.7%

Time deposits and savings accounts	6,645,164	6,264,072	5,271,750	26.1%	6.1%

Total customer deposits	9,012,718	8,482,000	7,809,063	15.4%	6.3%

Mutual funds	1,813,195	1,752,278	1,530,362	18.5%	3.5%

Total customer funds	10,825,913	10,234,278	9,339,425	15.9%	5.8%

Short-term rates continued to rise in 2Q 06, fueling the growth of time deposits. Time deposits increased 6.1% QoQ and 26.1% YoY. The overnight reference rate set by the Central Bank increased 25 basis points from 4.75% to 5.00% in April. In May and June, the Central Bank maintained the overnight rate unchanged, but resumed rates increases in July, raising the rate to 5.25%. The 30-day rate increased 18 basis points QoQ to 4.65% and the 90-day rate increased 34 basis points to 4.82%.

Total quarterly average non-interest bearing demand deposits*	Quarter ended,			Change %

(Ch$ million)	June 30, 2006	March 31, 2006	June 30, 2005	June 2006/2005	June / March 2006

Total	1,852,431	1,781,222	1,700,536	8.9%	4.0%

*	Net of clearance

Despite rising rates, the balance of non-interest bearing demand deposits, net of clearance, grew 6.7% QoQ and the average balance of non-interest bearing demand deposits rose 4.0% QoQ. The Bank’s rising market share in checking accounts has fueled the rise in non-interest bearing demand deposits.

Assets under management in the Bank’s mutual fund subsidiary increased 3.5% QoQ. Despite turbulent international markets, which slowed the growth of mutual funds, market share increased 20 basis points QoQ to 21.9%.

The Bank also issued US$200 million in senior local bonds denominated in Unidades de Fomento (UF, inflation-linked pesos) in May 2006. These bonds, with a maturity of 9 years, were issued at an attractive spread of 133 basis points over Central Bank bonds. Proceeds were used to fund and match our growing residential mortgage loan portfolio.

Investor Relations Department	6
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

In 2Q 2006 Moody’s upgraded Chile’s sovereign ratings from Baa1 to A2. As a result, Banco Santander Santiago’s ratings were modified. The Bank’s ratings are now as follows:

•	Foreign currency senior debt rating: Upgraded from A2 to A1.
•	Deposit rating: Upgraded two notches from Baa1 to A2.
•	Subordinated debt rating: Maintained at A2 equivalent to the sovereign debt rating.
•

Bank Financial strength Rating (BFSR): Remains at B-. As stated by Moody’s, “this is the highest assigned to any Latin American bank.  It reflects the Bank’s strong intrinsic strength derived from its dominant franchise, management depth and access to the Santander Central Hispano network. It also reflects the Bank’s superior fundamentals when compared to domestic and regional peers, as well as Chile’s relatively stable operating and regulatory environment.”

NET INTEREST INCOME

Loan growth and higher margins drives net interest income growth

Net Interest Income	Quarter			Change %

(Ch$ million)	2Q 2006	1Q 2006 (reclassified)	2Q 2005 (reclassified)	2Q 2006/2005	2Q / 1Q 2006

Client net interest income	143,349	132,349	120,675	18.8%	8.3%

Non-client net interest income	29,900	(6,460)	24,580	21.6%	—%

Net interest income	173,249	125,889	145,255	19.3%	37.6%

Average interest-earning assets	13,928,060	12,919,760	11,839,676	17.6%	7.8%

Net interest margin*	5.0%	3.9%	4.9%

Client margin**	5.4%	5.2%	5.3%

Avg. equity + non-interest bearing demand deposits / Avg. earning assets	20.5%	22.5%	22.5%

Quarterly inflation rate***	1.32%	(0.33)%	1.69%

Avg. overnight interbank rate (nominal)	4.96%	4.59%	3.21%

Avg. 10 year Central Bank yield (real)	3.18%	3.00%	2.43%

*	Annualized
**	Client net interest income divided by average loans
***	Inflation measured as the variation of the Unidad de Fomento in the quarter.

2005 and 2006 net interest income is homogeneous. The translation gain or loss of financial assets and liabilities denominated in foreign currency, which were previously recorded as interest income or interest expenses, was reclassified as foreign exchange transactions in 2Q 2005, 1Q 2006 and 2Q 2006. It is no longer necessary to add foreign exchange transactions to net interest income to analyze net interest income.

We have also introduced two new concepts: client net interest income, which is net interest income generated by our commercial areas and non-client net interest income. The latter is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management. The area of Financial Management carries out the function of managing the structural interest rate risk, the structural position in inflation indexed assets and liabilities, shareholders’ equity and liquidity.  The cost of liquidity, via the transfer of funds to different business units is done at relevant market rates.  The aim of Financial Management is to inject stability and recurrence into the net interest income of commercial activities.

Investor Relations Department	7
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

Net interest income in 2Q 2006 increased 19.3% compared to 2Q 2005. This rise was mainly driven by the 17.6% increase in average interest earning assets and a 10 bp YoY rise in net interest margins that reached 5.0% in 2Q 2006.

The rise in margins was driven by client and non-client activities. Client net interest income increased 18.8% YoY led by a 17.6% YoY increase in average loans. The average balance of consumer loans, the highest yielding asset, increased 33.2% YoY. The Bank has also experienced a rise in spreads in lending to SMEs, corporates and non-interest bearing demand deposits due to the rising interest rate environment.  As a result, client margins increased 10 basis points YoY to 5.4%.

Non-client net interest income increased 21.6% YoY. The Bank augmented its net asset gap in inflation indexed instruments that minimized the negative impact on results produced by a lower quarterly inflation rate in 2Q 2006 (+1.32%) compared to 2Q 2005 (+1.69%). The rise in non-client interest income was also due to the increase in spread earned over capital, which increases with higher short-term rates. This was partially offset by higher funding costs due to rising short-term rates and a deterioration of the funding mix. In 2Q 2006 the ratio of average equity and non-interest bearing demand deposits to average interest earning assets reached 20.5% compared to 22.5% in 2Q 2005.

The 37.6% QoQ increase in net interest income was mainly due to seasonal factors produced by the seasonality of quarterly inflation rates. Inflation in 1Q 2006 was -0.33% compared to +1.32% in 2Q 2006. This had a positive effect over margins due to the positive gap between assets and liabilities denominated in Unidades de Fomento (UF, an inflation-linked currency). The UF gap results from the Bank’s assets denominated in UF funded through deposits denominated in nominal pesos and free funds. As a result, non-client net interest income increased from Ch$-6,460 million in 1Q 2006 to Ch$29,900 million in 2Q 2006.

The 8.3% QoQ increase in client net interest income in 2Q 2006 was driven by the 7.8% QoQ growth of average interest earning assets, which was led by increases in retail banking activities. Client margin went up 20 basis points QoQ.

Investor Relations Department	8
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

PROVISION FOR LOAN LOSSES

The PDL ratio falls to 0.79% and the expected loss of the loan portfolio declines to 1.30%

Provision for loan losses	Quarter			Change %

(Ch$ million)	2Q 2006	1Q 2006	2Q 2005	2Q 2006/2005	2Q / 1Q 2006

Gross provisions	1,178	(1,041)	+3,880	(69.6)%	(213.2)%
Charge-offs	(34,995)	(34,743)	(26,865)	30.3%	0.7%

Total provisions and charge-offs	(33,817)	(35,784)	(22,985)	47.1%	(5.5)%

Loan loss recoveries	+12,057	+10,313	+10,876	10.9%	16.9%

Net provisions	(21,760)	(25,471)	(12,109)	79.7%	(14.6)%

Total loans	11,153,070	10,736,973	9,431,261	18.3%	3.9%

Total reserves	147,582	149,112	171,570	(14.0)%	(1.0)%
Reserve for loan losses (RLL)	144,479	145,729	167,554	(13.8)%	(0.9)%
Other reserves	3,103	3,383	4,016	(22.7)%	(8.3)%

Past due loans* (PDL)	88,559	100,382	121,798	(27.3)%	(11.8)%

Gross provision expense / loans	1.21%	1.33%	0.97%
Net provision expense / loans	0.78%	0.95%	0.51%
PDL/Total loans	0.79%	0.93%	1.29%
Expected loss (RLL / loans)	1.30%	1.36%	1.78%
RLL/Past due loans	163.1%	145.2%	137.6%

*	Past due loans: installments or credit lines more than 90 days overdue

Asset quality remained sound in the quarter. The consolidated ratio of required reserves over total loans, which measures the expected loss of the loan portfolio, reached 1.30% as of June 2006 compared to 1.36% as of March 2006 and 1.78% in 2Q 2005. Past due loans in 2Q 2006 decreased 11.8% QoQ and 27.3% YoY. The ratio of past due loans to total loans reached 0.79% in 2Q 2006 compared to 0.93% in 1Q 2006 and 1.29% in 2Q 2005.

Net provisions increased 79.7% YoY and decreased 14.6% QoQ. The YoY rise in net provision expense was mainly due to the growth of the Bank’s retail loan portfolio. Total provisions and charge-offs (excluding recoveries) increased 47.1% in line with the 30.3% and 31.0% increase in consumer loans and lending to SMEs, respectively. As a result, the ratio of net provision expense over total loans reached 0.78% in 2Q 2006 compared to 0.51% in 2Q 2005. Going forward, and as stated in the last two quarterly earnings reports, the Bank expects asset quality to remain sound, but as the retail banking portfolio increases, the ratio of provision expenses to total loans should rise compared to 2005. 2Q 2005 provision expense was the lowest achieved by the Bank since 2002.

The 14.6% QoQ decline in provision expense was mainly due to the seasonal increase in short-term non-performance (1-89 days) in the consumer portfolio in 1Q 2006 that normalized in 2Q 2006.  The QoQ decline in provision expense was also due to a 16.9% rise in loan loss recoveries.

Investor Relations Department	9
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

Sound asset quality
Past due loans, Ch$ million

FEE INCOME

Growth in client base and product usage boosts fee income

Fee income	Quarter			Change %

(Ch$ million)	2Q 2006	1Q 2006	2Q 2005	2Q 2006/2005	2Q / 1Q 2006

Checking accounts	9,960	9,628	6,920	43.9%	3.5%
Administration & collection of insurance policies	5,495	6,349	5,010	9.7%	(13.4)%
Mutual fund services	4,889	4,467	4,523	8.1%	9.4%
Credit cards	4,438	4,494	3,306	34.3%	(1.2)%
Automatic teller cards	3,562	3,714	3,525	1.0%	(4.1)%
Lines of credit	3,410	2,648	1,975	72.7%	28.8%
Insurance brokerage	2,279	2,167	2,203	3.5%	5.2%
Other product and services	5,734	4,864	3,386	69.3%	17.9%

Total fee income, net	39,767	38,330	31,905	24.6%	3.7%

Fees / operating expense	51.9%	55.6%	47.5%

Net fee income increased 24.6% YoY in 2Q 2006 driven by a rise in clients and product usage. The Bank continues to expand its client base, cross-selling and product usage, especially in retail banking. The total number of clients increased 11.7% YoY to 2.36 million. The amount of middle-upper income individual clients that are cross-sold (a client with a checking account and that uses three other products) increased 26.5% YoY.  The amount of SME clients that are cross-sold increased 17.5% in the same period. In Santander Banefe, the amount of cross-sold clients (clients with at least one transactional product and that uses at least 2 or more other products) rose 22.9% YoY.

Investor Relations Department	10
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

More clients and greater product usage
Clients in thousands. Change 2Q 06/05, %

*	Retail clients that use 4 or more products including checking. Excludes Santander Banefe
**	Santander Banefe: clients that use 2 or more products including a transactional product

Greater product usage has boosted fee income. In 2Q 2006 fees from checking accounts increased 43.9% and fees from lines of credit rose 72.7% YoY. Market share in checking accounts reached 25.6% as of February 2006 compared to 23.6% as of February 2005, the latest figure available. In the last twelve months, Santander Santiago has increased its checking account base by 17.4%, twice the rate of growth of the banking system that grew 8.3% in the same period.

Credit card fees increased 34.3% YoY. The Bank is also consolidating its leading position in the credit card market. According to the latest information published by Transbank, as of March 2006, Santander Santiago’s credit cards were growing 19.5% YoY. Total purchases with Santander Santiago credit cards increased 16.2% YoY in real terms.

Mutual funds under management increased 18.5% YoY driving the 8.1% YoY growth in fees from our mutual fund subsidiary.

Insurance brokerage fees increased 3.5% YoY. In order to strengthen its position within this market, Santander is creating an property and casualty insurance company, which will distribute its products through the Bank’s insurance brokerage subsidiary. The 9.7% rise in the administration and collection of insurance policies is directly related to the rise in mortgage lending that requires insurance.

ATM fees increased 1.0% QoQ.  Despite investment in the ATM network, intense competition has reduced fee growth from this product.

The 69.3% YoY increase in other fees was mainly driven by the rise in fees from our on-line Office Banking services and a rise in fees from the sales and purchase of foreign currencies.

Investor Relations Department	11
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

The 3.7% increase in total fees QoQ is mainly due a rise in fees charged for our office-banking product, as well as a rise in checking account, lines of credit, insurance brokerage and mutual fund fees.

OPERATING EXPENSES AND EFFICIENCY

Efficiency level reaches a record level of 35.9%

Operating Expenses	Quarter			Change %

(Ch$ million)	2Q 2006	1Q 2006	2Q 2005	2Q 2006/2005	2Q / 1Q 2006

Personnel expenses	(39,132)	(34,005)	(34,244)	14.3%	15.1%

Administrative expenses	(27,607)	(25,836)	(23,976)	15.1%	6.9%

Depreciation and amortization	(9,887)	(9,076)	(8,926)	10.8%	8.9%

Operating expenses	(76,626)	(68,917)	(67,146)	14.1%	11.2%

Efficiency ratio*	35.9%	38.3%	39.1%

*	Operating expenses / operating income. Operating income = Net financial income + Net fee income + other operating income, net.

In 2Q 2006 the efficiency ratio reached a record low of 35.9% compared to 39.1% in 2Q 2005 and 38.3% in 1Q 2006.  Despite the increase in commercial activity, the Bank continues to improve productivity, which has help to fund the increase in investments in the branch network. The Bank has the lowest efficiency ratio among the leading banks in Chile and Latin America.

Operating expenses increased 14.1% YoY in 2Q 2006. Personnel expenses increased 14.3% YoY. This rise can be explained by the 5.4% YoY increase in total headcount. In the quarter, 250 additional account executives were hired to further boost growth in retail banking and maintain client service standards in existing branches.

The 3.9% YoY increase in CPI inflation also had an impact on personnel expense. In April, the Bank adjusted salaries for inflation. Finally, the increase in personnel expenses was also due in part to an increase in variable income due to the Bank’s exceptional commercial performance in 1H 2006.

The 15.1% YoY increase in administrative expenses was directly linked to the higher commercial activities and the larger distribution network. In 2Q 2006 the Bank continued expanding its distribution network. Six branches were opened in 2Q 2006 bringing the total to 367 branches, representing a YoY increase of 12.2%. Santander Santiago has the largest branch and ATM network in Chile.

The 11.2% QoQ increase in operating expenses was mainly due to seasonal factors as 1Q 2006 are seasonally low due to vacation and lower commercial activity. 2Q figures also include the yearly CPI adjustment for wages and the impact of a larger headcount.

Investor Relations Department	12
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

GAINS (LOSSES) ON FINANCIAL TRANSACTIONS

Gains and losses on financial transactions	Quarter			Change %

(Ch$ million)	2Q 2006	1Q 2006 (reclassified)	2Q 2005 (reclassified)	2Q 2006/2005	2Q / 1Q 2006

Net gain (loss) from trading and mark-to- market	39,291	43,307	(18,759)	—	(9.3)%

Foreign exchange transactions, net	(29,750)	(19,997)	17,650	—	48.8%

Gains (losses) on financial transactions	9,541	23,310	(1,109)	—	(59.1)%

For analysis purposes only, we have created the line item: Gains (losses) on financial transactions that is the sum of the net gain (loss) from trading and mark-to-market and foreign exchange transactions.

As Santander Santiago limits its foreign exchange gap, the results recorded in foreign exchange transactions are, for the most part, offset by the mark-to-market of foreign currency forwards. Therefore, the most important items that impacts the line item Gains (losses) on financial transactions are: the net results from mark-to-market of financial investments categorized as trading, the mark-to-market of derivatives and hedged items, net results from proprietary trading and the results from the sale of financial products to clients.

The results of derivatives have all been reclassified to the line item mark-to-market and trading of securities for the 2005 and 2006 periods being presented here. Previously, they were classified as foreign exchange transactions, except UF-Ch$ forwards, which used to be classified as net interest income. 2Q 2006 includes the entire effect of marking-to-market the derivatives portfolio. 1Q 2006 and 2Q 2005 results do not include the effects on results of marking-to-market the derivative portfolio, but the differential between the interest paid or received on a specified notional amount used to be recognized under “Foreign exchange transactions, net”. Now it has been re-categorized to the line item mark-to-market and trading. The change in book value of hedged items is included in the mark-to-market and trading line item in 2Q 2006.

The results recorded in foreign exchange transactions mainly include the translation gain or loss of assets and liabilities denominated in foreign currency, which were for the most part previously recorded as interest income or interest expenses. The line item foreign exchange transaction no longer includes the results of FX forwards in the 2005 and 2006 periods being analyzed.

In 2Q 2006 the gain on financial transactions totaled Ch$9,541 million compared to Ch$-1,109 million in 2Q 2005 and Ch$23,310 million in 1Q 2006. The figures for 2Q 2005 and 1Q 2006 are not entirely comparable to 2Q 2006 figures, since the latter includes the effect of the mark-to-market of derivatives for the entire first half of 2006.

The Bank’s derivative portfolio is mainly comprised of forwards and swaps that hedge foreign exchange and interest rate risks. Strict conditions must be met before hedge accounting is applied.  As Banco Santander Santiago has been applying these standards for Spanish GAAP for various years, our hedging policy is well documented and included in our market risk guidelines and measurements. The Bank’s strategy has been to shield our balance sheet from the fair value losses produced by rising interest rates and foreign exchange fluctuations.

We do hold a minor trading position in derivatives. This resulted in a mark-to-market gain of Ch$7,089 million in the first six months of 2006 and recognized in 2Q 2006. This is the only significant effect on the income statement resulting from the adoption of the new accounting standards. This result reflects the Bank’s proactive management of balance sheet risk, as potential losses produced by rising long-term rates were neutralized with derivatives.

Investor Relations Department	13
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

Evolution of the yield on 10-year Central Bank bond

Source: Bloomberg

OTHER OPERATING INCOME/EXPENSES, OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change %

(Ch$ million)	2Q 2006	1Q 2006	2Q 2005	2Q 2006/2005	2Q / 1Q 2006

Sales force expense	(4,121)	(4,042)	(4,542)	(9.3)%	2.0%
Other operating expenses, net	(5,012)	(3,728)	14	—%	34.4%

Total other operating loss, net	(9,133)	(7,770)	(4,528)	101.7%	17.5%

Non-operating income, net	(8,521)	(11,016)	(7,377)	15.5%	(22.6)%
Income attributable to investments in other companies	409	240	299	36.8%	70.4%
Losses attributable to minority interest	(20)	(65)	(71)	(71.8)%	(69.2)%

Total net non-operating results	(8,132)	(10,841)	(7,149)	13.8%	(25.0)%

Price level restatement	(10,247)	2,781	(10,741)	(4.6)%	—

Income tax	(16,314)	(12,877)	(12,277)	32.9%	26.7%

Other operating results, net totaled a loss of Ch$9,133 million, increasing 101.7% YoY.  This line item mainly includes the variable sales force expenses. When a bank product is sold, the fee earned by the sales force is recognized on an accrued basis according to the life of the product. Total sales force expenses reached Ch$4,121 million in 2Q 2006 compared to Ch$4,542 million in 2Q 2005 and Ch$4,042 million in 1Q 2006.  Excluding sales force expenses, the rise in other operating expenses, net was mainly due lower gains from the sale of repossessed assets and higher credit card membership expenses recognized by the Bank. It is important to point out that other operating income in 2Q 2005 included a one-time gain of Ch$1,100 million gain from the leasing of a repossessed asset.

Investor Relations Department	14
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

In 2Q 2006 net non-operating results totaled a loss of Ch$8,132 million compared to a loss of Ch$7,149 million in 2Q 2005. This higher loss is mainly due to larger losses related to repossessed assets partially offset by lower provisions for non-credit related contingencies.

The 4.6% decline in the YoY gain from price level restatement was due to the differences in inflation rate in the quarters being analyzed. In 2Q 2006 inflation reached +1.32% compared to 1.69% in 2Q 2005. The Bank must adjust its capital, fixed assets and other assets for the variations in price levels.  Since the Bank’s capital is larger than the sum of fixed and other assets, when inflation is positive, the Bank usually records a loss from price restatement. In 1Q 2006 the negative inflation rate resulted in a positive level of price level restatement.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

The Bank’s ROAE in 1H 2006 reached 26.6% compared to 23.2% in 1H 2005.

Shareholders’ equity	Quarter ended			Change %

(Ch$ million)	June 30, 2006	March 31, 2006	June 30, 2005	June 2006/2005	June / March 2006

Total capital and reserves	940,206	1,087,152	840,374	11.9%	(13.5)%

Net Income	144,779	64,434	116,061	24.7%	124.7%

Total shareholders’ equity	1,084,985	1,151,586	956,435	13.4%	(5.8)%

Return on average equity (ROAE)	28.7%	22.8%	25.7%

Shareholders’ equity totaled Ch$1,084,985 million as of June 30, 2006. The Bank’s ROAE in 2Q 2006, reached 28.7% compared to 25.7% in 2Q 2005 and 22.8% in 1Q 2006. The Bank’s ROAE in 1H 2006 reached 26.6% compared to 23.2% in 1H 2005.

The Bank’s BIS ratio as of June 30, 2006 reached 12.2% with a Tier I ratio of 8.7%. Banco Santander Santiago held its annual Ordinary Shareholders’ Meeting on April 25, 2006. During the meeting, a dividend of Ch$ 155,811 million (Ch$0.82682216 per share) was approved, corresponding to 65% of 2005 net income.

Capital Adequacy	Quarter ended			Change %

(Ch$ million)	June 30, 2006	March 31, 2006	June 30, 2005	June 2006/2005	June / March 2006

Tier I	940,206	1,087,152	840,374	11.9%	(13.5)%
Tier II	372,999	361,713	407,863	(8.5)%	3.1%

Regulatory capital	1,313,205	1,448,865	1,248,237	5.2%	(9.4)%

Risk weighted assets	10,769,595	10,107,478	9,301,114	15.8%	6.6%

Tier I	8.7%	10.8%	9.0%

BIS ratio	12.2%	14.3%	13.4%
		(12.9% ex- dividend)

Investor Relations Department	15
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendency of Banks for June 2006, Banco Santander Santiago was the largest bank in Chile in terms of loans and deposits. The Bank has the highest credit ratings among all non-publicly owned Latin American companies with an A rating from  Standard and Poor’s, A by Fitch and an A2 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which directly and indirectly owns 83.94% of Banco Santander Santiago.

Santander (SAN.MC, STD.N) is the largest bank in the Euro Zone by market capitalization and one of the largest worldwide. Founded in 1857, Santander has €818.100 million in assets and €976,500 million in managed funds, 67 million customers, 10.300 offices and a presence in 40 countries. It is the largest financial group in Spain and Latin America, and is a major player elsewhere in Europe, including the United Kingdom through its Abbey subsidiary and Portugal, where it is the third largest banking group.  Through Santander Consumer Finance, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. As of the first half of 2006, Santander recorded €3,216 million in net attributable profits, 26% more than in the same period of the previous year.

In Latin America, Santander manages over US$200 billion in business volumes (loans, deposits, mutual funds, pension funds and managed funds) through 4,200 offices.  As of the first half of 2006, Santander recorded in Latin America US$1,409 million in net attributable income, 21% higher than in the prior year.

CONTACT INFORMATION

Robert Moreno
Manager

Investor Relations Department
Banco Santander Santiago
Bandera 140 Piso 19,
Santiago,
Chile

Tel: (562) 320-8284
Fax: (562) 671-6554
Email: rmorenoh@santandersantiago.cl
Website: www.santandersantiago.cl

Investor Relations Department	16
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

NEW ACCOUNTING STANDARDS AND RE-CATEGORIZATION OF LINE ITEMS

As of June 2006, and following the guidelines of the Superintendency of Banks, SBIF, new accounting standards have been adopted in line with International Accounting Standards. A re-categorization of certain line items in the balance sheet and income statement was also introduced. Following is a summary of both changes.

New accounting standards

In June 2006 new accounting standards for the valuation of financial instruments and derivatives, as well as new guidelines for hedge accounting were introduced. The new accounting standards are similar to those included in International Accounting Standard No.393.  1H 2005, 2Q 2005 and 1Q 2006 figures presented in this report do not include the new accounting standards.

1.	Financial investments are now categorized by investment strategy instead of by product. Three categories of financial investment were established:

	-	Held-to-maturity: non-derivative financial assets with fixed or determinable payments and maturity that the entity has the positive intention and ability to hold to maturity.

	-	Trading: non-derivative financial assets with fixed or determinable payments and maturity that the entity has acquired principally for the purpose of selling them in the near term.

	-	Available-for-sale: Non-derivative financial assets that are not classified as trading or held to maturity.

2.

Held-to-maturity investments must be amortized using the cost-effective interest method. Trading must be recognized at fair value through the income statement. For available-for-sale financial assets, the unrealized movements in fair value are recognized in equity until disposal or sale, at which time, those unrealized movements from prior periods are recognized in the income statement.

3.	Banks must mark-to-market derivatives. A derivative held for trading purposes must be mark-to-marketed and the unrealized gain or loss must go through the income statement.

4.

New accounting standards were adopted for derivatives held for hedging purposes. The SBIF recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

•

When a cash flow hedge exists, the fair value movements, on the part of the hedging instrument that is effective, are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

3	Part of this text was adapted from http://www.iasb.org/uploaded_files/documents/8_63_ias39-sum.pdf

Investor Relations Department	17
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

•

When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item (including loans) are recognized in the income statement. Hedged items in the balance sheet are presented at their market value in 2006.

•

When a hedge of foreign investment exposure exists (i.e. a foreign branch), the fair value movements, on the part of the hedging instrument that is effective, are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

Re-categorization of line items

In 1H 2006 and 2Q 2006, various line items in the balance sheet and income statement have been re-categorized. This was replicated for 1H 2005, 2Q 2005 and 1Q 2006 figures to make them more comparable with 1H 2006 and 2Q 2006 figures.

These changes can be summarized as follows:

1.	Balance Sheet:
	•	Financial investments are now categorized by investment strategy instead of by product.
•

Derivatives have been included in the new line item “Derivatives”. As of June 2006, these derivatives are mark-to-market. For 2005 and March 2006 figures, the value of derivatives was not modified from its original accounting method, but has been reclassified from “Other Assets and Liabilities” to the line item “Derivatives”. In 2005 and March 2006 unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts used to be shown on a net basis under “Other assets and Other liabilities”. Derivatives are presented net of the total asset and liability position.

2.	Income statement:
•

The results of derivatives have all been reclassified to the line item Mark-to-market and Trading of Securities for 2005 and 2006. Previously they were classified as Foreign exchange transactions, except UF-Ch$ forwards, which used to be classified as Net Interest Income. In 1H 2006 and 2Q 2006, derivatives are marked-to-market and in 1H 2005, 2Q 2005 and 1Q 2006 they are not. In 1H 2005, 2Q 2005 and 1Q 2006, the differential between the interest paid or received on a specified notional amount used to be recognized under “Foreign exchange transactions, net”. Now it has been re-categorized to the line item Mark-to-market and trading.

	•	The change in book value of hedged items is included in the Mark-to-market and trading line item in 1H 2006 and 2Q 2006.
•

The translation gain or loss of financial assets and liabilities denominated in foreign currency, which were previously recorded as Interest income or Interest expenses, was reclassified as Foreign exchange transactions in 2005 and 2006. 2005 and 2006 Net interest income is homogeneous with this modification. It is no longer necessary to add foreign exchange transactions to net interest income to analyze net interest income.

Investor Relations Department	18
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

•

For analysis purposes we have created the line item: Gains (losses) on financial transactions. This is the sum of the net gain (loss) from trading and mark-to-market and foreign exchange transactions in the income statement. As Santander Santiago limits its foreign exchange gap, the results recorded in foreign exchange transactions are for the most part offset by the mark-to-market of foreign currency forwards, leaving as the most important items that impact this line the following: the net results from mark-to-market of financial investments, hedged items and derivatives, trading gains and losses and the gains from the sale of financial products such as derivative to clients.

•	The change in value of investments in mutual funds was reclassified from net interest income to other operating income in 2005 and 2006.

Investor Relations Department	19
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl

 BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In millions of nominal Chilean pesos)

ASSETS	30-Jun 2006	30-Jun 2006	31-Mar 2005	30-Jun 2005	% Change June 2006 / 2005	% Change June / March 2006

	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
Cash and due from banks
Noninterest bearing	1,562,762	855,315	346,360	1,157,554	(26.1)%	146.9%
Interbank deposits-interest bearing	1,335,713	731,049	969,594	189,353	286.1%	(24.6)%

Total cash and due from banks	2,898,474	1,586,364	1,315,954	1,346,907	17.8%	20.5%

Financial investments
Trading	1,621,518	887,473	844,288	926,507	(4.2)%	5.1%
Available for sale	992,374	543,136	561,962	448,505	21.1%	(3.4)%
Held to maturity	0	0	0	0
Investment collateral under agreements to repurchase	245,610	134,425	33,036	54,712	145.7%	306.9%

Total financial investments	2,859,502	1,565,034	1,439,286	1,429,724	9.5%	8.7%

Loans, net
Commercial loans	7,319,835	4,006,219	3,958,263	3,379,584	18.5%	1.2%
Consumer loans	2,905,801	1,590,374	1,480,355	1,220,740	30.3%	7.4%
Mortgage loans (Financed with mortgage bonds)	1,014,191	555,077	585,309	739,747	(25.0)%	(5.2)%
Foreign trade loans	1,227,615	671,886	589,509	577,044	16.4%	14.0%
Interbank loans	268,084	146,725	195,798	184,657	(20.5)%	(25.1)%
Leasing	1,316,300	720,424	694,733	571,878	26.0%	3.7%
Other outstanding loans	4,281,334	2,343,217	2,199,034	1,700,658	37.8%	6.6%
Past due loans	161,808	88,559	100,382	121,798	(27.3)%	(11.8)%
Contingent loans	1,883,008	1,030,589	933,590	935,155	10.2%	10.4%
Reserves	(269,650)	(147,582)	(149,112)	(171,570)	(14.0)%	(1.0)%

Total loans, net	20,108,326	11,005,488	10,587,861	9,259,691	18.9%	3.9%

Derivatives	594,112	325,163	344,768	126,912	156.2%	(5.7)%

Other assets
Bank premises and equipment	404,259	221,255	219,510	212,451	4.1%	0.8%
Foreclosed assets,	23,347	12,778	13,815	23,291	(45.1)%	(7.5)%
Investments in other companies	12,136	6,642	6,600	4,843	37.1%	0.6%
Assets to be leased	37,920	20,754	24,263	14,612	42.0%	(14.5)%
Other	846,774	463,448	557,394	1,061,545	(56.3)%	(16.9)%

Total other assets	1,324,436	724,877	821,582	1,316,742	(44.9)%	(11.8)%

TOTAL ASSETS	27,784,850	15,206,926	14,509,451	13,479,976	12.8%	4.8%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In millions of nominal Chilean pesos)

LIABILITIES AND SHAREHOLDERS’ EQUITY	30-Jun 2006	30-Jun 2006	31-Mar 2005	30-Jun 2005	% Change June 2006 / 2005	% Change June / March 2006

	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
Deposits
Current accounts	2,873,531	1,572,712	1,481,426	1,377,672	14.2%	6.2%
Bankers drafts and other deposits	1,452,270	794,842	736,502	1,159,641	(31.5)%	7.9%

Total non-interest bearing deposits	4,325,801	2,367,554	2,217,928	2,537,313	(6.7)%	6.7%

Savings accounts and time deposits	12,141,499	6,645,164	6,264,072	5,271,750	26.1%	6.1%

Total deposits	16,467,300	9,012,718	8,482,000	7,809,063	15.4%	6.3%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	10,510	5,752	6,120	7,667	(25.0)%	(6.0)%
Other Banco Central borrowings	303,424	166,067	124,311	24,605	574.9%	33.6%

Total Banco Central borrowings	313,934	171,819	130,431	32,272	432.4%	31.7%

Investments sold under agreements to repurchase	273,412	149,641	96,447	269,943	(44.6)%	55.2%

Mortgage finance bonds	1,083,183	592,837	621,469	859,624	(31.0)%	(4.6)%

Other borrowings
Bonds	1,028,262	562,778	448,214	332,134	69.4%	25.6%
Subordinated bonds	714,374	390,984	390,756	544,151	(28.1)%	0.1%
Borrowings from domestic financial institutions	6,559	3,590	0	4,064	(11.7)%
Foreign borrowings	2,991,451	1,637,251	1,547,899	942,265	73.8%	5.8%
Other obligations	97,455	53,338	47,421	40,934	30.3%	12.5%

Total other borrowings	4,838,101	2,647,941	2,434,290	1,863,548	42.1%	8.8%

Total other interest bearing liabilities	6,508,630	3,562,238	3,282,637	3,025,387	17.7%	8.5%

Derivatives	516,403	289,098	316,816	111,673

Other liabilities
Contingent liabilities	1,885,158	1,031,766	934,634	936,423	10.2%	10.4%
Other	410,515	224,679	340,260	639,510	(64.9)%	(34.0)%
Minority interest	2,635	1,442	1,518	1,485	(2.9)%	(5.0)%

Total other liabilities	2,814,711	1,546,985	1,593,228	1,689,091	(8.4)%	(2.9)%

Shareholders’ equity
Capital and reserves	1,717,867	940,206	1,087,152	840,374	11.9%	(13.5)%
Income for the year	264,528	144,779	64,434	116,061	24.7%	124.7%

Total shareholders’ equity	1,982,395	1,084,985	1,151,586	956,435	13.4%	(5.8)%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	27,784,849	15,206,926	14,509,451	13,479,976	12.8%	4.8%

BANCO SANTANDER CHILE
QUARTERLY INCOME STATEMENTS
Million of nominal Chilean pesos

	IIQ 2006	IIQ 2006	IQ 2006	IIQ 2005	% Change IIQ 2006/2005	% Change IIQ 2006 / IQ 2006

	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
Interest income and expense
Interest income	623,394	341,190	217,595	280,575	21.6%	56.8%
Interest expense	(306,848)	(167,941)	(91,706)	(135,320)	24.1%	83.1%

Net interest income	316,546	173,249	125,889	145,255	19.3%	37.6%

Provision for loan losses	(39,758)	(21,760)	(25,471)	(12,109)	79.7%	(14.6)%

Fees and income from services
Fees and other services income	90,293	49,418	46,540	39,206	26.0%	6.2%
Other services expense	(17,634)	(9,651)	(8,210)	(7,301)	32.2%	17.6%

Total fee income	72,659	39,767	38,330	31,905	24.6%	3.7%

Gains on financial transactions
Net gain (loss) from trading and mark-to-market	71,789	39,291	43,307	(18,759)	—	(9.3)%
Foreign exchange transactions, net	(54,357)	(29,750)	(19,997)	17,650	—	48.8%

Total gains on financial transactions	17,433	9,541	23,310	(1,109)	—	(59.1)%

Operating expenses
Personnel salaries and expenses	(71,499)	(39,132)	(34,005)	(34,244)	14.3%	15.1%
Administrative and other expenses	(50,441)	(27,607)	(25,836)	(23,976)	15.1%	6.9%
Depreciation and amortization	(18,065)	(9,887)	(9,076)	(8,926)	10.8%	8.9%

Total operating expenses	(140,005)	(76,626)	(68,917)	(67,146)	14.1%	11.2%

Other operating income, net
Other operating income, net	(16,687)	(9,133)	(7,770)	(4,528)	101.7%	17.5%

Other income and expenses
Nonoperating income, net	(15,569)	(8,521)	(11,016)	(7,377)	15.5%	(22.6)%
Income attributable to investments in other companies	747	409	240	299	36.8%	70.4%
Losses attributable to minority interest	(37)	(20)	(65)	(71)	(71.8)%	(69.2)%

Total other income and expenses	(14,858)	(8,132)	(10,841)	(7,149)	13.8%	(25.0)%

Gain (loss) from price-level restatement	(18,722)	(10,247)	2,781	(10,741)	(4.6)%	—

Income before income taxes	176,608	96,659	77,311	74,378	30.0%	25.0%
Income taxes	(29,808)	(16,314)	(12,877)	(12,277)	32.9%	26.7%

Net income	146,800	80,345	64,434	62,101	29.4%	24.7%

BANCO SANTANDER CHILE
FIRST HALF INCOME STATEMENT
Million of nominal Chilean pesos

	IH 2006	IH 2006	IH 2005	% Change 2006/2005

	US$ thousands	Ch$ millions	Ch$ millions
Interest income and expense
Interest income	1,020,966	558,785	429,106	30.2%
Interest expense	(474,406)	(259,647)	(178,422)	45.5%

Net interest income	546,560	299,138	250,684	19.3%

Provision for loan losses	(86,297)	(47,231)	(29,104)	62.3%

Fees and income from services
Fees and other services income	175,327	95,958	76,941	24.7%
Other services expense	(32,634)	(17,861)	(14,189)	25.9%

Total fee income	142,692	78,097	62,752	24.5%

Gains on financial transactions
Net gain (loss) from trading and mark-to-market	150,918	82,599	29,832	176.9%
Foreign exchange transactions, net	(90,894)	(49,747)	(7,609)	553.8%

Total gains on financial transactions	60,024	32,852	22,223	47.8%

Operating expenses
Personnel salaries and expenses.	(133,630)	(73,137)	(67,753)	7.9%
Administrative and other expenses	(97,647)	(53,443)	(46,239)	15.6%
Depreciation and amortization	(34,649)	(18,964)	(17,652)	7.4%

Total operating expenses	(265,926)	(145,544)	(131,644)	10.6%

Other operating income, net
Other operating income, net	(30,884)	(16,903)	(9,657)	75.0%

Other income and expenses
Nonoperating income, net	(35,696)	(19,537)	(19,973)	(2.2)%
Income attributable to investments in other companies	1,186	649	509	27.5%
Losses attributable to minority interest	(153)	(84)	(120)	(30.0)%

Total other income and expenses	(34,664)	(18,972)	(19,584)	(3.1)%

Gain (loss) from price-level restatement	(13,643)	(7,467)	(4,778)	56.3%

Income before income taxes	317,862	173,970	140,892	23.5%
Income taxes	(53,335)	(29,191)	(24,831)	17.6%

Net income	264,527	144,779	116,061	24.7%

Financial Ratios

	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06	2Q 06

Profitability
Return on average equity	17.1%	22.7%	21.5%	20.5%	25.7%	26.8%	21.7%	22.8%	28.7%
Capital ratio
BIS	13.6%	13.1%	14.9%	16.2%	13.4%	13.2%	12.9%	14.3%	12.2%
Earnings per Share
Net income (nominal Ch$mn)	40,067	53,515	53,935	53,960	62,101	66,433	57,216	64,434	80,345
Net income per share (Nominal Ch$)	0.21	0.28	0.29	0.29	0.33	0.35	0.30	0.34	0.43
Net income per ADS (US$)	0.35	0.49	0.53	0.51	0.59	0.69	0.61	0.67	0.81
Shares outstanding in million	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
Credit Quality
Past due loans/total loans	1.73%	1.58%	1.52%	1.38%	1.29%	1.17%	1.05%	0.93%	0.79%
Reserves for loan losses/past due loans	110.7%	120.3%	128.5%	135.1%	137.6%	129.4%	135.3%	145.2%	166.6%
Efficiency
Operating expenses/operating income	46.9%	40.4%	46.0%	41.8%	39.1%	39.9%	45.6%	38.3%	35.9%
Market information (period-end)
Stock price	16.2	16.3	18.1	18.6	17.9	22.3	21.6	22.05	20.84
ADR price	26.7	27.94	33.86	33.13	32.3	43.87	44.6	43.6	40.34
Market capitalization (US$mn)	4,843	5,068	6,141	6,009	5,858	7,957	8,089	7,908	7,317
Network
ATMs	1,050	1,050	1,190	1,187	1,225	1,322	1,422	1,395	1,443
Branches	346	351	311	316	327	335	352	361	367
Other Data
Exchange rate (Ch/US$) (period-end)	636.59	606.96	559.83	586.45	578.92	533.69	514.21	527.7	547.31

Loans by client segment Ch$ million	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	% Change June 2006 / 2005	% Change June 06 / March 05

Banefe	416,080	434,742	459,058	491,424	514,790	541,900	24.6%	5.3%
Middle-upper income	3,129,214	3,305,448	3,521,901	3,711,684	3,856,865	4,069,807	23.1%	5.5%
Total individuals	3,545,293	3,740,190	3,980,959	4,203,108	4,371,655	4,611,707	23.3%	5.5%

SMEs	1,143,571	1,223,618	1,317,681	1,402,332	1,494,802	1,604,724	31.1%	7.4%
Total RETAIL	4,688,864	4,963,808	5,298,640	5,605,440	5,866,457	6,216,431	25.2%	6.0%

Institutional lending	157,546	154,948	175,508	181,999	183,052	196,268	26.7%	7.2%
Middle-market & real estate	1,855,576	1,899,395	1,943,136	1,963,468	2,125,214	2,249,668	18.4%	5.9%
Large Corporations	1,368,476	1,293,519	1,267,076	1,261,544	1,427,656	1,310,135	1.3%	-8,2%

Excludes contingent loans

Client and non-client net interest revenue Ch$ million	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	% Change June 2006 / 2005	% Change June 06 / March 05

Client net interest income	110.123	120,675	123,768	128,860	132,349	143,349	18.8%	8.3%
Non-client net interest income	(6,345)	24,580	21,806	22,524	(6,460)	29,900	21.6%
Total net interest income	103,778	145,255	145,574	151,384	125,889	173,249	19.3%	37.6%

BANCO SANTANDER - CHILE  AND SUBSIDIARIES SUS FILIALES
CONSOLIDATED BALANCE SHEET

	As of June 30,

ASSETS	2006	2005

	Ch$ (Millions)	Ch$ (Millions)
CASH	1,586,363.7	1,397,281.4
LOANS
Commercial loans	4,006,218.5	3,505,980.0
Foreign trade loans	671,886.2	598,625.2
Consumer loans	1,590,374.4	1,266,395.8
Mortgage (financed w/ mortgage bonds) loans	555,076.8	767,413.7
Leasing	720,424.1	593,265.8
Contingent loans	1,030,588.5	970,129.6
Other loans	2,343,217.5	1,764,264.0
Past due loans	88,558.8	126,352.8

Total loans	11,006,344.8	9,592,426.9

Less: Reserves	(147,582.1)	(177,987.0)

Total loans net	10,858,762.7	9,414,439.9

OTHER CREDIT OPERATIONS
Interbank loans	146,725.2	191,563.6
Investment collateral under agreements to repurchase	134,424.9	56,758.2

Total other credit operations	281,150.1	248,321.8

TRADING INSTRUMENTS	887,472.9	961,158.5

FINANCIAL INVESTMENTS
Available for sale	543,136.3	465,279.1
Held to maturity	0.0	0.0

Total financial investments	543,136.3	465,279.1

DERIVATIVE CONTRACTS	325,163.4	131,658.8

OTHER ASSETS	496,979.9	1,140,567.3

FIXED ASSETS
Bank premises and equipment	221,255.4	220,397.0
Investment in companies	6,641.5	5,023.7

Total fixed assets	227,896.9	225,420.7

TOTAL ASSETS	15,206,925.9	13,984,127.5

BANCO SANTANDER - CHILE  AND SUBSIDIARIES SUS FILIALES
CONSOLIDATED BALANCE SHEET

	As of June 30,

LIABILITIES & SHAREHOLDERS’ EQUITY	2006	2005

	Ch$ (Millions)	Ch$ (Millions)
LIABILITIES
DEPOSITS AND OTHER OBLIGATIONS
Demand deposits	1,572,711.6	1,429,196.7
Savings accounts and time deposits	6,695,429.1	5,509,728.9
Other sight accounts	744,575.9	1,162,196.4
Investments sold under agreements to repurchase	149,640.8	280,039.0
Mortgage finance bonds	592,837.3	891,774.0
Contingent liabilities	1,031,765.6	971,444.8

Total deposits and other obligations	10,786,960.3	10,244,379.8

Bonds
Senior bonds	562,778.2	344,555.9
Subordinated bonds	390,983.9	564,502.4

Total bonds	953,762.1	909,058.3

INTERBANK LOANS AND CENTRAL BANK BORROWINGS
Credit lines for renegotiation of loans	5,751.8	7,953.4
Other Banco Central borrowings	166,067.3	25,524.7
Borrowings from domestic financial institutions	3,589.6	4,215.5
Foreign borrowings	1,637,250.6	977,505.5
Other obligations	53,337.8	42,464.4

Total interbank and Central Bank borrowings	1,865,997.1	1,057,663.5

DERIVATIVE CONTRACTS	289,097.9	115,849.7

OTHER LIABILITIES	224,682.5	663,430.5

TOTAL LIABILITIES	14,120,499.9	12,990,381.8

MINORITY INTEREST	1,441.5	1,540.0

SHAREHOLDERS’ EQUITY
Capital and reserves	952,341.9	866,918.9
Other equity accounts	(12,136.3)	4,884.9
Net income	144,778.9	120,401.9

Total shareholders’ equity	1,084,984.5	992,205.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,206,925.9	13,984,127.5

BANCO SANTANDER - CHILE  AND SUBSIDIARIES SUS FILIALES
CONSOLIDATED INCOME STATEMENT
For the periods between January 1 and June 30,

INCOME STATEMENT	2006	2005

	Ch$ (Millions)	Ch$ (Millions)
OPERATING RESULTS
Interest income	558,785.2	445,154.8
Gain from trading and mark-to-market	113,355.6	59,496.4
Fee income	95,957.8	79,818.6
Gain from foreign exchange transactions	0.0	0.0
Other operating income	2,658.1	7,965.8

Total operating income	770,756.7	592,435.6

LESS:
Interest expense	(259,647.2)	(185,095.0)
Loss from trading and mark-to-market	(30,756.8)	(28,548.6)
Fee expense	(17,860.6)	(14,719.5)
Loss from foreign exchange transactions	(49,747.2)	(7,893.1)
Other operating expenses	(19,561.3)	(17,983.8)

Gross operating income	393,183.6	338,195.6

Personnel expenses	(73,137.0)	(70,286.5)
Administrative expenses	(53,442.5)	(47,968.8)
Depreciation and amortizations	(18,963.7)	(18,311.9)

Operating income	247,640.4	201,628.4

Provision expense	(47,230.8)	(30,192.5)

Net operating income	200,409.6	171,435.9

NON-OPERATING RESULTS
Non-operating income	7,211.7	13,836.9
Non-operating expenses	(26,749.8)	(34,558.0)
Income attributable to investments in other companies	649.1	528.2
Price level restatement	(7,466.7)	(4,956.4)

Income before taxes	174,053.9	146,286.6

Income tax expenses	(29,191.0)	(25,760.0)

Income after taxes	144,862.9	120,526.6

Minority interest	(84.0)	(124.7)

Net income	144,778.9	120,401.9

	0.0	0.0

ROBERTO JARA CABELLO	OSCAR VON CHRISMAR CARVAJAL
Manager of Accounting	CEO

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: August 30, 2006	By:	/s/ Gonzalo Romero

	Name:	Gonzalo Romero
	Title:	General Counsel